BIOSPECIFICS TECHNOLOGIES CORP.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

ADOPTED APRIL 7, 2008
REVISED JUNE 17, 2009

Purposes of Committee

The purposes of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of BioSpecifics Technologies Corp. (the “Company”) are: (1) to identify individuals qualified to become Board members, and to recommend to the Board, the nominees for Director at the next Annual Meeting of stockholders; (2) to recommend to the Board nominees for each committee of the Board; (3) to develop and recommend to the Board corporate governance principles applicable to the Company; and (4) to lead the Board in its annual review of the Board’s performance.

Committee Membership

The Committee shall have two or more members, each of whom satisfies the requirements for independence under applicable law and in accordance with the Marketplace Rules of NASDAQ. Committee members shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee as its Chair. The Committee shall meet at a time and place determined by the Board or the Committee Chair. Additional meetings shall be held when deemed necessary or desirable by a majority of the Committee or its Chair. The Committee will meet periodically in executive session without management present.

A majority of the Committee members currently holding office constitutes a quorum for the transaction of business. The Committee may take action only upon the affirmative vote of a majority of the Committee members present at a duly held meeting. The Committee may meet in person or telephonically and may act by unanimous written consent. The Committee may invite such members of management to its meetings as it may deem desirable or appropriate.

Committee Duties

The duties of the Committee are to:

1.

Receive from stockholders and others recommendations for nominees for election to the Board, and recommend to the Board candidates for Board membership for consideration by the stockholders at the Annual Meeting of Stockholders and candidates for election to the board at intervals between Annual Meetings. In recommending candidates to the Board, the Committee shall take into consideration the Board’s criteria for selecting new directors, including but not limited to integrity, past achievements, judgment, intelligence, relevant experience and the ability of the candidate to devote adequate time to Board duties.

2.	Recommend to the Board the committee structure of the Board and the composition and membership of such committees and the designation of the Chairman of each such committee.

3.

Review and make recommendations to the Board concerning the composition, organization and processes of the Board, including the function, size and membership, including qualification therefor, of Board committees; and policies relating to director tenure and retirement.

4.	Develop and recommend to the Board procedures for the performance evaluation of the Board and its committees.

5.	Review the corporate governance principles of the Company and recommend to the Board any proposed changes it may deem appropriate.

6.	Review and assess the adequacy of this Charter, and recommend any amendments it deems appropriate.

7.	Perform such other activities consistent with this Charter as the Committee deems necessary or appropriate.

Committee Reports

The Committee shall:

1.	Report to the Board on a regular basis on the activities of the Committee and make such recommendations with respect to the above matters as the Committee may deem necessary or appropriate.

2.	Annually assess the performance of the Committee with respect to the duties and responsibilities of the Committee as set forth in this Charter.

Resources and Authority of the Committee

The Committee shall have the resources and funding necessary or appropriate for the Committee to discharge its duties and responsibilities as set forth in this Charter and as required by law or regulation. The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have the authority to approve the search firm’s fees and other retention terms. The Committee shall also have the authority to retain, discharge and approve fees and other terms for advice and assistance from legal counsel and other independent experts or advisors. The Committee may request any officer, director or employee of the Company or the Company’s outside search firm, consultants or advisors to attend a Committee meeting or meet with any Committee members.